EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rayovac Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-3 dated April 27, 2005 of Rayovac Corporation of our report dated November 12, 2004, with respect to the consolidated balance sheets of Rayovac Corporation as of September 30, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity, cash flows for each of the years in the three-year period ended September 30, 2004, which report appears in the Form 10-K of Rayovac Corporation dated December 14, 2004, and to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ KPMG LLP

Atlanta, Georgia

April 27, 2005